U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                                TRANSAXIS, INC.
                                (Name of Issuer)

                                 COMMON STOCK
                       (Title of Class of Securities)

                                253838 10 6
                               (CUSIP Number)

                             Paul Egan, President
                          FreeStar Technology Corporation
                 Calle Fantino Falco, J.A. Baez Building, 2nd Floor
                 Santo Domingo, Dominican Republic; (809) 503-5911
        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                October 14, 2003
           (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification Nos. of
Above Persons (entities only):  FreeStar Technology Corporation (88-0446457)

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 350,900

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  350,900

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 350,900

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 43.5%

14.  Type of Reporting Person:  CO

ITEM 1.  SECURITY AND ISSUER.

TransAxis, Inc.
Common Stock, $0.0001 par value
348 East 6400 South, Suite 220
Salt Lake City, Utah 84107

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: FreeStar Technology Corporation

(b) Business address: Calle Fantino Falco, J.A. Baez Building, 2nd Floor, Santo Domingo, Dominican Republic

(c) Principal Business: International payment processing and technology.

(d) FreeStar has not been, and to the best knowledge of FreeStar, none of the directors and executive officers of FreeStar has been, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

(e) Except as described below, FreeStar has not been, and to the best knowledge of FreeStar, none of the directors and executive officers of FreeStar has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     On March 6, 2002 the Securities and Exchange Commission ("SEC") filed an action against Raece Richardson and David McKenzie, formerly the president and vice president of Freedom Surf, Inc.
(as FreeStar was formerly known as), respectively, for securities fraud, for falsifying Freedom Surf's financial statements. The SEC's complaint alleges that the two included
$5,180,000 in fraudulently valued assets on Freedom Surf's financial statements filed with the SEC between January and November 2000.

     In connection with the action against Raece Richardson and David McKenzie, the SEC also charged FreeStar, as successor corporation to Freedom Surf, with violations of Section 17(a) of the Securities Act of 1933, and Sections 10(b), 12(g), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Securities Exchange Act of
1934 and Rules 10b-5, 12b-20, 13a-1, 13a-11 and 13a-13
thereunder. FreeStar resolved the litigation without admitting or denying the allegations in the complaint by consenting to an entry of final judgments of permanent injunction from violating any of the foregoing sections of the Securities Act and the Exchange Act, and rules thereunder. The settlement represents neither evidence nor an admission of wrongdoing or liability of FreeStar. All the violations alleged predated current management's assumption of control. For additional information, shareholders are urged to review the Commission's Litigation
Release No. 17397 and Accounting and Auditing Enforcement
Release No. 1514, dated March 6, 2002 at the SEC's website www.sec.gov.

(f)  Citizenship: Nevada

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The consideration for the purchase described in Item 4 below was 3,200,000 newly issued shares of FreeStar's common stock.

ITEM 4.  PURPOSE OF TRANSACTION.

Purpose of the acquisition of securities: see Item 6 below.

Except as described in Item 6 below, FreeStar does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of TransAxis, or the disposition of securities of TransAxis; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TransAxis or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of TransAxis or any of its subsidiaries; (d) any change in the present board of directors or management of TransAxis, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of TransAxis; (f) any other material change in TransAxis' business or corporate structure; (g) any change in TransAxis' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of TransAxis by any person; (h) causing a class of securities of TransAxis to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of TransAxis becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Number and percentage of class: 350,900 shares owned by FreeStar, which represents 43.5% of the outstanding shares.

(b) Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: FreeStar has sole voting and disposal power with respect to all 3,200,000 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d) Any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities: Not applicable.

(e) The date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

On September 24, 2003, the Registrant entered into a stock purchase agreement with certain shareholders of TransAxis, Inc. ("TransAxis") (formerly Digital Courier Technologies, Inc.) for the acquisition of a majority of the common stock of this publicly held company ("TA Acquisition Agreement"). The terms of the acquisition provide for the Registrant to purchase a majority of the common stock of TransAxis, that consist of the following: (b) 373,382 shares of Registrant common stock issued and outstanding; and (b) the 2,916,533 shares that will be outstanding upon the conversion of $349,984 in debt of TransAxis ("Conversion Right"). The Conversion Right, which was part of a settlement agreement between Don Marshall, the former CEO of TransAxis, and TransAxis, was assigned by Mr. Marshall to the Registrant. In exchange the Registrant is to issue on a pro rata basis based on the sellers' current percentage beneficial ownership of TransAxis common stock (including the beneficial ownership of the TransAxis common stock represented by the Conversion Right) the aggregate number of shares of Registrant common stock which is the greater of (i) 7,000,000 shares of common stock, or (ii) that number of shares of common stock equal to $1,260,000 divided by the average closing bid price per share of the common stock on the five days prior to the closing date.

On October 8, 2003, the parties amended the TA Acquisition Agreement. The following was amended under this document:

(a) The Registration Rights Agreement (Exhibit B to the agreement) was amended so that the Registrant is to use commercially reasonable efforts to cause a Form SB-2 registration statement covering re-sales of all of the shares of Registrant common stock to be issued to or on behalf of the Sellers at the closing to be filed with the SEC within 180 days after the closing. Thereafter, the Registrant is to use commercially reasonable efforts to have this registration statement declared effective as promptly as possible, and to keep this registration statement effective until the earlier of
(i) one year following the effectiveness date or (ii) that date on which all of the common stock covered by the registration statement may be resold without further restriction pursuant to Rule 144 under the Securities Act of 1933.

(b) The parties to the agreement concur that the original amount of Registrant common stock to be issued in connection with the TA Acquisition Agreement is 31,500,000 shares, but that due to a certain liability of TransAxis, the total amount of common stock to be issued by the Registrant is reduced to 25,312,053. In addition, due to a missing stock certificate of that Registrant, the Registrant will be required to deliver a further reduced total of 25,183,418 shares of common stock at the closing, with the remaining 128,585 shares only upon delivery to the Registrant the missing stock certificate.

On February 20, 2004, the parties further amended the TA Acquisition Agreement ("Amendment No. 2"). The Registrant claimed that it had identified certain accounting-related deficiencies in the books of TransAxis which predate the closing date, and that such deficiencies have and will continue to preclude TransAxis from being able to obtain audited financial statements without undue effort and expense. In order to avoid the cost of litigation and further disputes and negotiation, The Registrant and TransAxis agreed to reduce the number of shares issuable under the TA Acquisition Agreement from 25,183,418 to 3,200,000, which were actually issued. In exchange, the Registrant actually received 350,900 shares of TransAxis stock, or 43.5% of the total issued and outstanding shares of 805,000, with a right to receive an additional 22,482 lost shares of common stock and 2,916,533 shares of common stock upon the exercise of the Conversion Right. The Registrant never exercised the Conversion Right, and never controlled a majority of the common stock of TransAxis. The Registrant and TransAxis have rescinded the Conversion Right, effective on June 17, 2004, but retains its claim for $349,984.

After extensive discussions and following the unanimous determination of The Registrant's Board of Directors, the Registrant has terminated the TA Agreement as of June 17, 2004. This decision was based on both TransAxis' and the sellers' failure to disclose material liabilities and contingencies in connection with that company, as well as their failure to comply with their obligations under the agreement. The Registrant believes that it will recover the 3,200,000 shares issued under the TA Acquisition Agreement.

On October 14, 2003, Don Marshall, the former director of TransAxis, appointed Paul Egan and Ciaran Egan, as directors of TransAxis; he then resigned as a director. On December 8, 2003, Fionn Stakelum was appointed as a director of TransAxis. As of August 24, 2004, Paul Egan, Ciaran Egan, and Fionn Stakelum resigned as directors of TransAxis.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a) Stock Purchase Agreement between the Registrant and the stockholders of TransAxis, Inc., dated September 24, 2003
(incorporated by reference to Exhibit 2.1 of the Form 8-K filed on October 24, 2003).

(b) Amendment to Stock Purchase Agreement between the Registrant and the stockholders of TransAxis, Inc., dated October 8, 2003
(incorporated by reference to Exhibit 2.2 of the Form 8-K filed on October 24, 2003).

(c)  Amendment No. 2 to Stock Purchase Agreement between the
Registrant and the stockholders of TransAxis, Inc., dated
February 20, 2004 (incorporated by reference to Exhibit 2.3 of the Form 8-K/A filed on March 2, 2004).

(d) Rescission Agreement between the Registrant and TransAxis, Inc., dated August 24, 2004 (effective on June 17, 2004) (incorporated by reference to Exhibit 10 of the Form 8-K/A filed on August 26, 2004).

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                       FreeStar Technology Corporation



Dated: August 26, 2004                 By: /s/ Paul Egan
                                       Paul Egan, President